Exhibit 16.1

Crowe Horwath LLP Independent Member Crowe Horwath International

January 9, 2018

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read the comments made regarding us in Item 4.01 of Form 8-K of Giga-tronics Incorporated dated January 9, 2018, and are in agreement with those statements contained in the second sentence of the first paragraph of Item 4.01 and the second, third and fourth paragraphs of Item 4.01. However, we are not in a position to agree or disagree with statements made in the first sentence of the first paragraph of Item 4.01 and fifth paragraph of Item 4.01.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

San Francisco, California

cc:	Mr. Gordon Almquist
Audit Committee Chairman
Gigatronics Incorporated